UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 April, 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure:  2010 Final Dividend - Scrip Alternative

CRH plc ("the Company")

28th April 2011

2010 FINAL DIVIDEND - SCRIP ALTERNATIVE

CRH plc announces that, under the Company's Scrip Dividend Scheme, 38.16% of its Ordinary Shareholders elected to receive shares in lieu of cash in respect of all or part of their Final Dividend for 2010 to be paid on 9th May 2011.

As a result, a total of 6,950,139 Ordinary Shares of €0.32 each have been allotted pursuant to, and in accordance with, the terms of the Company's Scrip Dividend Scheme.  An application will be made for admission of the New Shares to (a) the Official Lists of the Irish Stock Exchange and the UK Listing Authority and (b) trading on the Main Securities Market of the Irish Stock Exchange and the London Stock Exchange's market for listed securities.  Dealing in the New Shares is expected to commence on Monday, 9th May 2011.

Enquiries:

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  28 April, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director